

July 1, 2011

Via Email
Alan J. Keifer
Vice President and Controller
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

   Re: Baker Hughes Incorporated
     Form 10-K/A for Fiscal Year Ended December 31, 2010
     Filed March 4, 2011
     Form 10-Q for Fiscal Quarter Ended March 31, 2011
     Filed May 3, 2011
     Form 8-K
     Filed April 27, 2011
     File No. 1-09397

Dear Mr. Keifer:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010

General

1. We note from the disclosure on pages 20-22 and elsewhere in your Form 10-K/A that you operate in Cuba, Africa, and the Middle East, regions generally understood to include Cuba, Sudan, Syria, and Iran. We are aware of news reports that you have agreed to provide services to BP Azerbaijan in the Azeri-Chirag-Guneshli oil and natural gas fields, and that Azerbaijan exports crude oil and natural gas to Iran from the Azeri-Chirag-Guneshli complex. As you know, Cuba, Sudan, Syria, and Iran are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and

export controls. Your Form 10-K includes no information regarding direct or indirect contacts with the referenced countries.

Please describe to us the nature and extent of any past, present, and anticipated contacts with Cuba, Sudan, Syria, and Iran, whether through subsidiaries, affiliates, joint ventures, alliances, or other direct or indirect arrangements, since your letters to us dated October 17, 2008, November 24, 2008, and February 17, 2009. Your response should describe any goods, services, technology, information, or support that you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of your business activities in, and other contacts with, Cuba, Sudan, Syria, and Iran described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, Syria, or Iran.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 28

3.   We note that you operate in more than 80 countries and your disclosure on page 45 of your filing states that you plan to indefinitely reinvest certain earnings of your foreign subsidiaries in operations outside the United States. Please tell us about cash and cash equivalents held by your foreign subsidiaries and how you considered disclosing these amounts and discussing whether they are readily available for domestic liquidity requirements.

Financial Statements, page 37

Consolidated Statements of Cash Flows, page 43

4.   We note that you characterize the cash outflows related to rental tools as an investing activity (i.e., as a component of expenditures for capital assets) along with the cash proceeds from rental tools that are lost-in-hole and sold (i.e., as a component of proceeds

from disposal of assets). Please tell us the factors you considered in determining the appropriate classification of the cash outflows for rental tools under FASB ASC 230-10-45-22. In connection with your response, tell us how soon after being put in use rental tools are typically lost or sold.

Note 1 – Summary of Significant Accounting Policies, page 44

Revenue Recognition, page 44

5.   We note you derive revenue from rental operations. Please tell us how you have considered the guidance under FASB ASC 840 as the lessor in these arrangements. As part of your response, please provide us with your evaluation of FASB ASC 840-10-25-1 (including whether rental tools being lost-in-hole impacts your determination of estimated economic lives) and FASB ASC 840-10-25-41 through 25-45 as it relates to the different types of equipment you rent. In addition, tell us how you have considered the disclosure requirements of FASB ASC 840-20-50-4 and 840-30-50-4.

Note 4 – Segment Information, page 50

6.   We note that your Western Hemisphere operations consists of four regions that have been presented as two reportable segments and that your Eastern Hemisphere operations consist of five regions that have also been presented as two reportable segments. Each of the regions is led by a president, as are the hemispheres. Please clarify for us and in your filing whether operating segments are being aggregated (refer to FASB ASC 280-10-50-21(a) for the related disclosure requirements). If applicable, clarify for us the similar economic characteristics that are shared by the aggregated operating segments and tell us how you have considered identifying and discussing these characteristics.

7.   We note under the products and services section of your website that you have 11 different categories of products and services and under the corporate profile section you refer to nine "product line groups," while here you present three groups of products and services. Please clarify for us how you evaluated your products and services for the revenue disclosures required by FASB ASC 280-10-50-40 and how you determined whether to disclose the revenues attributable to the categories that are indentified on your website.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

8.   Please describe for us the "very significant impact" of the Canada breakup referred to in remarks attributed to you in a transcript of your conference call for the quarter ended March 31, 2011 and clarify for us how you considered the need to address this issue in your filing. Refer to Item 303(B) of Regulation S-K.

Item 1A. Risk Factors, page 24

9.   We note your disclosure stating that your operations in Libya were impacted by political unrest. Please tell us the current status of these operations and whether you tested the underlying long-lived assets for recoverability. Please tell us the basis for your determination if a test was not performed. If a test was performed, describe the significant judgments and assumptions that led to the necessary undiscounted cash flows for recoverability of the assets. Refer to FASB ASC 360-10-35-21 and 35-17.

10.   In connection with the preceding comment, please clarify for us how you determined that an adjustment to the reserves and allowances related to inventory and accounts receivable were not necessary and how you considered discussing in the filing the reasons a loss was not necessary for your assets in Libya.

Form 8-K filed April 27, 2011

11.   We note you present an EBITDA measure and a corresponding reconciliation to net income. However, the amount presented as EBITDA includes adjustments for items such as acquisition-related costs and gains on investments. As such, it does not appear that the amounts presented conform to the measure EBITDA as it is specifically defined. Please confirm that you will revise future disclosures to reflect EBITDA or that you will more accurately depict the non-GAAP measure you are presenting.

12.   We note your disclosure of EBITDA per diluted share. Please tell us why you believe the presentation of this non-GAAP measure provides useful information to investors. In addition, please tell us how you considered the guidance in FRC 202.04 which states that per share data other than that relating to net income, net assets, and dividends should be avoided in reporting financial results.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Alan J. Keifer
Baker Hughes Incorporated
July 1, 2011
Page 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at 202-551-3812 if you have questions regarding the comments and related matters. Please contact me with any other questions at 202-551-3311.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief